United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Atara Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

046513 10 7

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513 10 7

1.	Names of Reporting Persons Isaac E. Ciechanover
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,081,707 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 1,081,707 shares(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,081,707 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 577,500 shares of Common Stock held by the Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/08/08, 488,653 shares held by the Ciechanover Family GRAT and 15,554 shares of Common Stock issuable pursuant to stock options held by Isaac E. Ciechanover exercisable within 60 days of December 31, 2014.
(2)	Based on 20,212,889 shares of Common Stock outstanding on December 31, 2014. Assumes the exercise of Reporting Person’s options exercisable within 60 days of December 31, 2014.

CUSIP No. 046513 10 7

1.	Names of Reporting Persons Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/08/08
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 577,500 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 577,500 shares
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,500 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	Based on 20,212,889 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 046513 10 7

1.	Names of Reporting Persons Ciechanover Family GRAT
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 488,653 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 488,653 shares
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,653 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.4%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	Based on 20,212,889 shares of Common Stock outstanding on December 31, 2014.

Item 1(a).	Name of Issuer: Atara Biotherapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 701 Gateway Boulevard, Suite 200, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Isaac E. Ciechanover

Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/08/08 (“Trust”)

Ciechanover Family GRAT (“GRAT”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Atara Biotherapeutics, Inc.

701 Gateway Boulevard, Suite 200

South San Francisco, CA 94080

Item 2(c).	Citizenship:

Isaac E. Ciechanover	USA
Trust	California
GRAT	California

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 046513 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned(1):

Isaac E. Ciechanover	1,081,707 shares
Trust	577,500 shares
GRAT	488,653 shares

(b)	Percent of Class:

Isaac E. Ciechanover	5.3%
Trust	2.9%
GRAT	2.4%

(c)	Number of shares as to which the person has(1):

(i)	Sole power to vote or to direct the vote:

Isaac E. Ciechanover	1,081,707 shares
Trust	577,500 shares
GRAT	488,653 shares

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of(1):

Isaac E. Ciechanover	1,081,707 shares
Trust	577,500 shares
GRAT	488,653 shares

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

(1)	Based on 20,212,889 shares of Common Stock outstanding on December 31, 2014. Includes 577,500 shares of Common Stock held by the Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/08/08, 488,653 shares held by the Ciechanover Family GRAT and 15,554 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2014. Assumes the exercise of Reporting Person’s options exercisable within 60 days of December 31, 2014.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

/s/ Isaac E. Ciechanover
Isaac E. Ciechanover
Individually and as Trustee of both the Isaac E. Ciechanover and Allison M. Ciechanover Family Trust dated 8/0/08 and the Ciechanover Family GRAT